CONFIDENTIAL TREATMENT REQUESTED

BY E2OPEN, INC: EOPN-0001

June 6, 2012

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***CONFIDENTIAL ***]”. THE OMITTED PORTIONS ARE BRACKETEDED IN THIS PAPER LETTER FOR EASE OF IDENTIFICATION.

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Barbara C. Jacobs, Assistant Director
Christine Davis, Assistant Chief Accountant
Morgan Youngwood, Staff Accountant
Maryse Mills-Apenteng, Special Counsel
Jan Woo, Staff Attorney

Re:	E2open, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed May 4, 2012
File No. 333-179558

Ladies and Gentlemen:

On behalf of E2open, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated May 29, 2012, relating to the Company’s Registration Statement on Form S-1 (File No. 333-179558) filed with the Commission on February 17, 2012 (the “Registration Statement”) and amended on May 4, 2012 (“Amendment No. 1”).

U.S. Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
June 6, 2012	BY E2OPEN, INC.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

The Company is concurrently filing via EDGAR Amendment No. 2 to the Registration Statement (“Amendment No. 2”), and for the convenience of the Staff, we are providing the Staff by overnight delivery physical copies of this letter and marked copies of Amendment No. 2 (against Amendment No. 1 filed on May 4, 2012).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except as otherwise specifically indicated, pages referenced herein correspond to the pages of Amendment No. 2.

Company Overview, page 1

1.	We note that you have disclosed Adjusted EBITDA for each period presented on page 2. Please revise to also disclose net income (loss) for each period presented. In this regard, we note that Item 10(e)(1)(i)(A) of Regulation S-K requires you to include a presentation with equal or greater prominence of the most directly comparable financial measure calculated and presented in accordance with Generally Accepted Accounting Principles (GAAP).

In response to the Staff’s comment, the Company has revised pages 2 and 83 of Amendment No. 2 to disclose net income (loss) for each period presented.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Operating Performance Measures, page 48

2.	We note your response to prior comment 15 that the number of unique registered trading partners and the number of unique registered users reflect current trading partners and users as of a balance sheet date. Please tell us what consideration you have given to adding a risk factor addressing the fact that the number of unique

U.S. Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
June 6, 2012	BY E2OPEN, INC.

registered trading partners and the number of unique registered users are higher than the number of actual trading partners and actual users. Explain to us, with a view toward disclosure, whether you are able to determine the number of active trading partners and users. Also explain, with a view toward disclosure, whether any of the trading partners or users can deregister with the company.

The Company respectfully advises the Staff that unique registered trading partners and unique registered users are two of the key metrics used by the Company to measure and manage the performance of the business. When a trading partner or user registers they are activated, and when they deregister they are deactivated. The Company charges customers for unique registered trading partners and unique registered users. All unique registered trading partners and unique registered users have been contracted and paid for by the Company’s customers.

Unique registered trading partners and unique registered users are analogous to contracted “seats” paid by customers to other software-as-a-service vendors for subscriptions, and Enterprise Software vendors for software licenses.

The frequency and velocity of activity associated with individual trading partners and users can vary significantly. The amounts contracted and paid for by customers are not dependent on activity. The Company does not track or rely on any measure of “active” trading partners or users to measure or manage the business. Trading partner and user activity does not determine or measure value for customers or revenue for the Company. Total unique registered trading partners and total unique registered users are the metrics that determine and measure value for customers and revenue for the Company.

Trading partners and users can deregister and certain trading partners and users have deregistered in the past. The number of trading partners and users that the Company has disclosed as of each balance sheet date excludes those that have deregistered.

Liquidity and Capital Resources, page 65

3.	We note your response to prior comment 20. Please explain to us, in greater detail, why you do not consider day’s sales outstanding (“DSO”) to be a significant factor of change in your operating cash flows as a result of timing differences in your billings, collections and revenue recognition.

The Company respectfully advises the Staff that in a software-as-a-service model, day’s sales outstanding (“DSO”) using revenue as the basis does not produce a reliable measure, as revenue trails billings, often by as much as a year or more. If billings are used as the basis, the

U.S. Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
June 6, 2012	BY E2OPEN, INC.

result more closely correlates. However, because billings have been seasonal – historically, the Company has issued invoices to customers in its fiscal first quarter for an aggregate value less than that of the invoices issued to customers in the Company’s proceeding fiscal fourth quarter – the year-end balance in accounts receivable is generally higher than in any other period during the year, and the resulting DSO calculation is not representative of our actual collections experience. However, when using billings as a basis for calculating the DSOs, the trends are similar to the changes in accounts receivable from year to year. Accounts receivable increased from $12.3 million in fiscal 2011 to $16.3 million in fiscal 2012, and days billings outstanding increased from 94 in fiscal 2011 to 99 in fiscal 2012, resulting in a use of operating cash of $4.0 million. Accounts receivable increased from $10.4 million in fiscal 2010 to $12.3 million in fiscal 2011, and days billings outstanding increased from 86 in fiscal 2010 to 94 in fiscal 2011, resulting in a use of cash of $1.9 million. Accounts receivable decreased from $10.6 million in fiscal 2009 to $10.4 million in fiscal 2010, and days billings outstanding decreased from 97 in fiscal 2009 to 86 in fiscal 2010, resulting in cash provided of $0.2 million.

Our Indebtedness, page 67

4.	We note that your disclosure on page 67 in response to prior comment 22 does not include all of the material debt covenants in your credit agreement. For example, Section 5.5 of the amended and restated Business Financing Agreement filed as Exhibit 10.18 indicates that the company cannot merge or consolidate with or into any other business organization, or acquire all or substantially all of the capital stock of a third party unless certain conditions are met. Please revise to include a discussion of all material covenants and expand the description of the financial covenants in Section 4.14 of the agreement. Further, disclose the name of the lender in the prospectus.

In response to the Staff’s comment, the Company has revised the Management’s Discussion and Analysis of Financial Condition and Results of Operations section on page 67 of Amendment No. 2 to include a discussion of all of the material debt covenants of the Company’s credit agreement and an expanded description of the financial covenants in Section 5.14 and to disclose the name of the lender.

Critical Accounting Policies and Estimates

Common Stock Valuation, page 72

5.	We note your revised disclosures in response to prior comment 25. Please revise your disclosures to also explain how you determined the discount to apply to the median

U.S. Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
June 6, 2012	BY E2OPEN, INC.

indication of the peer companies for purposes of determining your business enterprise value. Also, please tell us whether the same set of comparables are used in all the relevant valuation estimates, including stock options, common stock or inputs to other valuations. For example, please tell us whether the same comparable companies were used to determine your discount rate and your stock price volatility, which you indicate on page 71 was based on a peer group of companies.

In response to the Staff’s comment, the Company has revised page 73 of Amendment No. 2 to include a more detailed discussion of how the Company determined the discount to apply to the median indication of the peer companies for purposes of determining the Company’s business enterprise value.

The Company respectfully advises the Staff that, as disclosed on page 75 of Amendment No. 2, there was a change in the comparable companies included in the Company’s benchmarked companies to a more focused group of companies. The Company disclosed that, during the second quarter of fiscal 2011, its management team began receiving informal marketing materials and presentations from investment banks regarding a potential engagement in connection with capital raising activities. The Company’s management considered all comparables listed by various investment banks in such marketing presentations and selected what they believed to be the most comparable companies based on industry served. From the second quarter of fiscal 2011 to the first quarter of fiscal 2013, the most recent valuation period disclosed in Amendment No. 2, the Company used the same set of comparable companies in all of the valuation estimates, including stock options, common stock, discount rates and stock price volatility, except for the exclusion of certain comparable companies that were acquired in the interim period.

6.	We note your disclosures regarding your Second Quarter – Fiscal 2012 grant where you considered the independent valuation report as of May 13, 2011. Your disclosures for this valuation period do not provide the specific assumptions used (i.e., the risk free rate, marketability discount, etc.) nor do you provide the results of the PWERM reasonableness check. Please revise your disclosures in this section to provide disclosures consistent with the other valuation periods or explain to us why you do not believe revised disclosure is necessary.

In response to the Staff’s comment, the Company has revised page 77 of Amendment No. 2 to disclose the specific assumptions used and the results of the PWERM reasonableness check.

7.	We note your disclosure on page 79 which indicates that the business enterprise equity value as of the March 15, 2012 independent valuation report date was an increase of

U.S. Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
June 6, 2012	BY E2OPEN, INC.

$19.5 million from the September 15, 2011 independent valuation report. It appears as though you meant to reference the December 15, 2011 valuation report considering that this was the valuation prior to the March 15, 2012 valuation. Please revise accordingly.

In response to the Staff’s comment, the Company has corrected the typographical error on page 79 of Amendment No. 2 to reference the December 15, 2011 valuation report.

Business

Our Customers, page 94

8.	We note your response to prior comment 28 that Dell and RIM each accounted for more than 10% of the total revenue for the fiscal year ended February 28, 2011 and that RIM and Vodafone each accounted for more than 10% of the total revenue for the fiscal year ended February 29, 2012. Please disclose – both here and in the risk factor discussing your reliance on a small number of customers on page 13 – the percentage of your revenue generated from each of these customers in fiscal years 2011 and 2012 to provide investors with appropriate context regarding the extent of your reliance on them. We note that you have provided quantitative information regarding these customers on page F-32 without identifying them by name.

In response to the Staff’s comment, the Company has revised the Business section and the risk factor discussing reliance on a small number of customers to disclose the specific percentage of revenue generated from each of the above referenced customers in fiscal 2011 and 2012. The revised disclosures appear on pages 13 and 96 of Amendment No. 2.

9.	Based on the limited information provided in your response to prior comment 28, we are unable to concur with your conclusion that you are not materially dependent on your two largest customers in 2011. In your response, please tell us how you considered the amount expected in future years from each of these customers. Provide us with a detailed description of the material contract terms, naming each customer. For each agreement, please discuss in material detail the rights and obligations of the parties, specify the term of the contract, and specifically address whether there are any minimum purchase requirements or ongoing commitments or obligations to purchase products or services. In addition, as previously requested, please discuss in this section the material terms of your agreements with these customers.

U.S. Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
June 6, 2012	BY E2OPEN, INC.

In response to the Staff’s comment, the Company respectfully advises the Staff as follows:

[***]

10.	We note your response to prior comment 29 that the list of customers disclosed in the Business section represents current Enterprise Customers who have consented to the inclusion of their names in the registration statement and represents 98% of the company’s fiscal 2012 revenue. Please disclose this selection criteria in the filing.

In response to the Staff’s comment, the Company has disclosed this selection criteria on page 95 of Amendment No. 2.

Underwriting

Commissions and Discounts, page 143

11.	We note your response to prior comment 33 but it is still unclear whether the selling shareholders will bear any of the offering costs. Please reconcile your disclosure on page 35 that states that the offering expenses are payable by the company with your disclosure on page 144 that the offering expenses are payable by both the company and the selling shareholders.

In response to the Staff’s comment, the Company has revised pages 35 and 144 of Amendment No. 2 to clarify that the offering expenses, other than the underwriting discounts and commissions, will be payable by the Company.

12.	We note further that the language in the artwork invites readers to visit your website for more information. This statement appears to be contrary to your statement in the prospectus that information on your website is not a part of this prospectus and that your website address is included solely as an inactive textual reference. Please refer to Section II.B. of SEC Release No. 33-7856 regarding an issuer’s responsibility for hyperlinked information and an issuer’s communications during a registered offering and advise.

In response to the Staff’s comment, the Company has removed the language in the artwork that references the Company’s website for more information.

U.S. Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
June 6, 2012	BY E2OPEN, INC.

Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-9

13.	We note your revised disclosures in response to prior comment 35. Please revise and tell us which input measures you use for measuring performance. Also explain to us how you determined that it is more appropriate to use input-based estimates rather than output-based estimates for professional service revenues recognized using the proportional performance method.

In response to the Staff’s comment, the Company has revised the Notes to Consolidated Financial Statements on page F-10 of Amendment No. 2 to describe which input measures the Company uses for measuring performance.

The Company respectfully advises the Staff that the input measure the Company used for measuring performance is estimated labor hours. In determining the more appropriate method to use between input-based and output-based estimates, the Company considered which measure best approximates progress-to-completion. The fees for the Company’s professional services arrangements are set substantially based on estimates of labor hours to be charged at standard rates that are reviewed and approved by management and agreed with the Company’s customers at the time the contract is executed. As such, the Company has chosen estimated labor hours as the basis for measuring progress-towards-completion because it approximates output of the Company’s professional service process, which is labor-intensive and provides a verifiable and reliable basis for measuring performance throughout the duration of the professional services arrangement. The Company also considered whether its professional services arrangements contained milestones or some other output measure for reliably estimating progress towards completion and determined they did not.

Note 10. Income Taxes, page F-21

14.	We note your revised disclosures in response to prior comment 39. Please revise your disclosures to include a description of the tax years that remain subject to examination by foreign tax jurisdictions. We refer you to ASC 740-10-50-15(e).

In response to the Staff’s comment, the Company has revised the Notes to Consolidated Financial Statements on page F-24 of Amendment No. 2 to include a description of the tax years that remain subject to examination by foreign tax jurisdictions. The Company also respectfully

U.S. Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
June 6, 2012	BY E2OPEN, INC.

advises the Staff that ASC 740-10-50-15(e) only requires disclosure of major tax jurisdictions, and as none of the foreign entities are individually considered by the Company to be major tax jurisdictions, the Company only disclosed the overall range of general statutes of limitations in foreign jurisdictions and the open tax years subject to examination.

Prospectus Back Cover Page

15.	We note that the artwork on the back cover of your prospectus lists several customers such as Avon, Celestica, Cisco, Dell, Gap, Hitachi, IBM, LSI, Motorola, RIM, Seagate, and Vodafone. Please note that identifying specific customers that are not representative of the company’s overall customer base is not appropriate. Please provide us with an analysis as to why you believe this information is permissible in a graphic presentation of the prospectus. Refer to Question 101.02 of the Securities Act Compliance and Disclosure Interpretations available on our website.

In response to the Staff’s comment, the Company has removed the list of customers from the artwork on the back cover of the prospectus.

* * * *

U.S. Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
June 6, 2012	BY E2OPEN, INC.

In addition to the changes made in Amendment No. 2 as noted above, Amendment No. 2 also contains a change to the market information referenced on pages 2 and 84. The Company will supplementally provide the Staff under separate cover an explanation of how the data referenced on pages 2 and 84 was compiled using the Gartner, Inc. report titled Forecast: Enterprise Software Markets, Worldwide, 2009-2016, 1Q12 Update, dated March 2012. Moreover, The Gartner Supply Chain Top 25 report has been updated for 2012 and pages 1, 34, 46 and 94 of Amendment No. 2 have been revised accordingly, and the Company will supplementally provide such updated report to the Staff under separate cover.

Please direct any questions or comments regarding the Company’s responses or Amendment No. 2 to me at (650) 493-9300. Thank you for your assistance.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Aaron J. Alter

Aaron J. Alter

Enclosures

cc (w/encl.):	Mark E. Woodward
Peter J. Maloney
E2open, Inc.

Larry W. Sonsini, Esq.
Wilson Sonsini Goodrich & Rosati, P.C.

Richard A. Kline, Esq.
Christopher J. Austin, Esq.
Goodwin Procter LLP